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                          February 5, 2024

       Maria Maccecchini, Ph.D.
       President and Chief Executive Officer
       Annovis Bio, Inc.
       101 Lindenwood Drive, Suite 225
       Malvern, PA 19355

                                                        Re: Annovis Bio, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 1,
2024
                                                            File No. 333-276814

       Dear Maria Maccecchini:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Joan Guilfoyle, Esq.